EXHIBIT 99.1

20 December 2018

National Grid plc (‘National Grid’)
Board Appointment

National Grid is pleased to announce the appointment of Earl Shipp as a Non-executive Director of the Board with effect from 1 January 2019. On appointment Earl will join the Safety, Environment and Health Committee, Remuneration Committee and Nominations Committee of National Grid plc.

Earl is an experienced and strategic business leader who spent his 38-year executive career with The Dow Chemical Company (‘Dow’), where most recently he was responsible for more than a third of the Dow Chemical’s global asset base and the US Gulf Coast operations, until his retirement in October 2017. A global leader, Earl has gained significant international experience, having lived, built and operated chemical plants in Japan and the Middle East, as well as in the Midwest and Southeast US. He was also responsible for Dow’s strategic growth in North America, where he achieved growth in the region for the first time in two decades.

On retiring from Dow, Earl was elected to the board of Olin Corporation, the global manufacturer and distributor of chemical products and a leading U.S. manufacturer. As a New York Stock Exchange listed company, Earl is a member of the audit and corporate governance committees. Earl also gained additional non-executive experience during time in the Middle East, where he served on a number of the Dow JV boards; as the deputy chairman of the board of EQUATE Petrochemical Company, headquartered in Kuwait; and vice chairman of the board of M.E. Global BV, headquartered in Dubai, United Arab Emirates. Earl was a member of the Energy Advisory Committee for the Federal Reserve Bank of Atlanta from 2009 to 2017. He is also currently chairing a non-profit health system board based in Texas.

Sir Peter Gershon, Chairman of National Grid, said:

“The Board is delighted to appoint Earl as an independent Non-executive Director. Earl brings a wealth of experience to National Grid’s Board in particular having led in a safety critical process environment and culture and driving growth across an organisation. Earl will be a great asset to our Safety Environment and Health, Remuneration and Nominations Committees and we look forward to welcoming him to the Board.

Earl’s appointment is part of our ongoing commitment to build and maintain an effective board which is high quality in terms of expertise, diversity and background. As a result, shareholders will continue to benefit from strong governance and stewardship.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS
National Grid:
Investors:

Will Jackson    +44 (0) 207 004 3166

Media
Sean Kemp    +44 (0) 207 004 3149